1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

October 25, 2024

Via Email

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549
Attn: Mr. Christopher R. Bellacicco

Re:	SL Investment Fund II LLC Registration Statement on Form 10 File No. 000-56688

Dear Mr. Bellacicco:

On behalf of SL Investment Fund II LLC (the “Company”), this letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated October 11, 2024 relating to the Company’s registration statement on Form 10 that was filed with the SEC on September 12, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the pre-effective amendment to the Registration Statement 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Pages 1 - EXPLANATORY NOTE

1.	Comment: The second-to-last bullet point on this page refers to “the Fund.” However, the registrant is defined earlier on the page as “the Company.” Please revise as appropriate to use consistent terms when referring to the registrant

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

October 25, 2024 Page 2

Page 6 – ITEM 1. BUSINESS

2.	Comment: The second paragraph on this page notes that if an investor fails to pay all or any portion of the drawdowns to fund their Capital Commitment, the Company may pursue certain remedies described in the subscription agreement. Please supplementally explain how such subscription agreement provisions regarding default are compliant with Section 18(i) and Section 23 of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that the disclosure cited in the Staff’s comment with respect to voting rights for a defaulting unitholder refers to the granting by the defaulting unitholder of a proxy to the Company pursuant to the investor’s subscription agreement, which proxy permits the Company to vote the defaulting unitholder’s units in the same proportion as the vote of all other holders of such units. In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to clarify that the remedy referenced for a defaulting investor refers to the proxy granted by the investor in its subscription agreement with the Company and not an alteration of the voting rights of such defaulting investor’s units. In addition, the Company respectfully submits that the transfer from one defaulting unitholder to other unitholders described in the disclosure cited in the Staff’s comment is not inconsistent with the requirements of Section 23 of the 1940 Act as it is not a sale of securities by the Company but rather a transfer by the defaulting unitholder.

Page 12 – Active Attributes of Middle-Market Direct Lending

3.	Comment: The second sentence of this section states that “As of the date of this Registration Statement, we have generally witnessed an improvement in terms, including higher reference rates . . . .” The “Floating Rate” section on this page states that “We believe that the Company is well positioned in the current rising rate environment.” Similar discussions about rising interest rates also appear in the carryover paragraph at the top of page 63 and in the third-to-last paragraph on page 72. Please consider revising these statements in light of recent changes to Federal Reserve interest rate policy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

October 25, 2024 Page 3

Page 12 – Covenants

4.	Comment: This section states that “We believe middle market loans often avoid riskier deal debt characteristics such as covenant-lite structure. Maintaining financial covenants allows us to diagnose and respond to borrower underperformance typically before value materially erodes.” This suggests that the Company will avoid investing in covenant-lite loans. However, disclosure on pages 20 and 61 discusses the risks of covenant-lite loans, suggesting that the Company will invest in them. If the Company plans to invest in covenant-lite loans, please revise the disclosure on page 12 to clarify this.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

Page 12 – Equity Support

5.	Comment: The beginning of this section states “As depicted in the chart below . . .. .” However, there does not appear to be any chart. Please remove this reference to the chart, or include the relevant chart, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

Page 14 – Due Diligence & Structuring

6.	Comment: The first full paragraph on this page states that the Investment Team reviews ESG considerations as part of its due diligence process and discusses such process. Please add disclosure briefly identifying examples of ESG criteria that the Investment Team will consider.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

Page 21 – Base Management Fee

7.	Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a company that is not undertaking a public securities offering and remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant; the Registration Statement is not a prospectus, and any information included in the Registration Statement and tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Company’s ongoing private placement of Units.

October 25, 2024 Page 4

Page 26 – Senior Securities

8.	Comment: The final sentence of this section notes that the Company will comply with the provisions of Section 61 of the 1940 Act governing capital structure and leverage on an aggregate basis with any wholly-owned, consolidated subsidiaries that may be formed in the future. Please revise this language to clarify that the Company also will comply with the provisions of Section 61 governing capital structure and leverage on an aggregate basis with any entity that (1) the Company primarily controls; and (2) primarily engages in investment activities in securities or other assets. Please note that “primarily controlled” means (1) the Company controls the entity within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Company’s control of the entity is greater than that of any other person.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

With respect to such subsidiaries that the Fund wholly-owns or primarily controls and that primarily engage in investment activities in securities or other assets (each, a “Subsidiary”), please also:

a.	Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the Subsidiary’s investment advisory agreements may be combined.

October 25, 2024 Page 5

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that any wholly owned Subsidiaries of the Company through which the Company may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. Rather, the Adviser will manage the investments held by such wholly owned Subsidiaries of the Company on a look through basis pursuant to the Investment Advisory Agreement. The Company does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Company. While the Company itself may agree to serve as collateral manager for a wholly owned Subsidiary formed for an on-balance sheet financing arrangement, as is common among other BDCs, the Company does not believe that any such collateral management agreement would fall within the scope of Section 15 of the 1940 Act, as no such wholly owned Subsidiary would itself be either a registered investment company or BDC under the 1940 Act. The Company further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Exchange Act. Accordingly, the Company respectfully declines to include the requested disclosure. The Company also respectfully refers the Staff to its response to subsection (b) below regarding wholly owned Subsidiaries being subject to the Company’s compliance policies and procedures, including compliance with the applicable provisions of the 1940 Act, and the Company consolidating any such wholly owned Subsidiaries for purposes of compliance with the 1940 Act.

b.	Disclose that the Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57 of the 1940 Act). Please also identify the custodian of the Subsidiary.

Response: The Company respectfully advises the Staff that disclosure regarding the Company’s and its subsidiaries’ compliance with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57 of the 1940 Act) was included in “Item 1. Business—Regulation as a Business Development Company—Other” in the Registration Statement and continues to be included in the Amended Registration Statement. The Company respectfully advises the Staff that any wholly owned Subsidiaries of the Company would be subject to the Company’s compliance policies and procedures, including compliance with Section 57 of the 1940 Act, and the Company would expect to consolidate any such wholly owned Subsidiaries for purposes of compliance with the 1940 Act. In addition, the Company respectfully advises the Staff that while none of its wholly owned Subsidiaries would be a registered investment company or BDC under the 1940 Act, the Company would nonetheless subject any assets held by such wholly owned Subsidiaries to compliance with the Company’s own custody requirements as a BDC under the 1940 Act.

October 25, 2024 Page 6

c.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in a Subsidiary should reflect aggregate operations of the company and the Subsidiary.

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that the description of the Company’s principal investment strategies and investment risks contained in the Registration Statement includes the principal investment strategies or principal risks of any wholly-owned subsidiary of the Company.

d.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, for any subsidiary of the Company that is wholly-owned, the Company will consolidate such subsidiaries for accounting purposes.

e.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and refers to its response to subsection (b) above in confirming to the Staff that any wholly owned Subsidiaries of the Company would be subject to the Company’s compliance policies and procedures, including compliance with Section 31 of the 1940 Act, and that the Company would expect to consolidate any such wholly owned Subsidiaries for purposes of compliance with the 1940 Act.

f.	Confirm that the wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in the “Management Fees,” and its expenses will be included in “Other Expenses” line items in the Company’s fee table. See Comment 7.

Response: The Company respectfully acknowledges the Staff’s comment and refers to its response to subsection (a) above in confirming to the Staff that any wholly owned Subsidiaries of the Company through which the Company may engage in investment activities are not expected to be parties to advisory or management contracts and that the Adviser will manage the investments held by such wholly owned Subsidiaries of the Company on a look through basis pursuant to the Investment Advisory Agreement.

October 25, 2024 Page 7

Page 62 – Our portfolio companies may be unable to repay or refinance . . .

9.	Comment: In discussing the risks presented by investments in original issue discount (“OID”) and payable in kind (“PIK”) securities, please also discuss that:

a.	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.

Response: The Company respectfully acknowledges the Staff’s comment. Although it may be true that certain PIK instruments have higher interest rates than corresponding coupon loans, the Company respectfully submits such statement would only be true on a case by case basis and that, therefore, it would be inaccurate to include the disclosure requested in subsection (a) of the Staff’s comment.

b.	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that it believes that volatility in the fair value of non-traded debt investments in middle market companies, such as those in which the Company will invest, is driven primarily by the financial results and outlook of the portfolio company rather than the structure of the interest payments. Although, as stated in subsection (b) above, OID instruments may have higher volatility, the Company believes this feature is not true to any greater extent when investing in non-traded debt of middle market companies than for debt securities with interest payments based on a floating interest rate index and without OID interest accruals. Accordingly, the Company respectfully submits that it would be inappropriate to single out OID instruments as having higher volatility. The Company respectfully submits that the risk factor entitled “The majority of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee, under the supervision of our Board of Directors and, as a result, there may be uncertainty as to the value of our portfolio investments.” describes the fluctuations over short periods of time of the determination of the fair value of the Company’s investments.

October 25, 2024 Page 8

c.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that it would be inappropriate to single out PIK instruments as having unreliable valuations. The Company respectfully submits that the risk factor entitled “The majority of our portfolio investments are recorded at fair value as determined in good faith by our Board of Directors and, as a result, there may be uncertainty as to the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of the majority of the Company’s investments. Although, as stated in subsection (c) above, PIK securities may have more uncertain valuations because of the deferral of interest payments to lenders inherent in their structures, the Company believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with PIK income than for debt securities without PIK income.

d.	Use of PIK and OID securities may provide certain benefits to the Adviser, including increasing management fees.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

Page 109 – Market Information

10.	Comment: The second paragraph in this section notes that the Units are restricted securities. Please provide the disclosure required by Item 9 of Form 10, which cross-references Item 201(a)(2)(ii) of Regulation S-K (the amount of shares that could be sold pursuant to Rule 144 or that the registrant has agreed to register under the Securities Act of 1933 for sale by security holders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

October 25, 2024 Page 9

Page 114 – Redemption

11.	Comment: The carryover sentence at the top of this page states that if the Company elects to cause the redemption of Series A Preferred Units, such Units will be redeemed at a price equal to 100% of the Unit’s Liquidation Value plus, among other things, “a redemption premium per unit as follows: (i) until the date that is date is on or before the second anniversary . . . .” The phrase “until the date that is date is on . . .” is confusing as written. Please clarify this language.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

* * * * * *

October 25, 2024 Page 10

The Company supplementally advises the Staff that it intends to file a further pre-effective amendment to the Registration Statement prior to the effectiveness of the Amended Registration Statement that will include the unaudited financial statements of the Company for the period ended September 30, 2024. Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com, Thomas Friedmann at (617) 728-7120 or by e-mail at thomas.friedmann@dechert.com, or Bill Bielefeld at (202) 261-3386 or by e-mail at william.bielefeld@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, SL Investment Fund II LLC

Orit Mizrachi, SL Investment Fund II LLC

David Pessah, SL Investment Fund II LLC

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP